UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Amendment No. 4)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CALLWAVE, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock

(Title of Class of Securities)

13126N

(CUSIP Number of Class of Securities)

Jeffrey M. Cavins

President and Chief Executive Officer

CallWave, Inc.

136 W. Canon Perdido Street, Ste. A

Santa Barbara, CA 93101

(805) 690-4100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael E. Pfau, Esq.

Reicker, Pfau, Pyle & McRoy LLP

1421 State Street, Ste. B

Santa Barbara, CA 93101

(805) 966-2440

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$ 12,176,183.00	$679.43

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $679.43

Form or Registration No.: SC TO-I

Filing Party: CallWave, Inc.

Date Filed: May 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Amendment No. 4 is being filed solely for the purpose of incorporating by reference the Current Report on Form 8-K by CallWave, Inc., as filed with the Securities & Exchange Commission on May 21, 2009.

This Amendment No. 4 adds one additional exhibit in accordance with Rule 13e-4(c)(1) and (c)(2) and Rule 13e-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.    Exhibits

Exhibit No.	Description
(a)(11)	Current Report on Form 8-K, as filed with the Commission on May 21, 2009 (incorporated herein by reference).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2009	CALLWAVE, INC., a Delaware corporation

	By:	/s/ Jeffrey M. Cavins
Jeffrey M. Cavins Its President and Chief Executive Officer